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                                                                      Exhibit 19
Butler
Manufacturing
Company
FIRST
QUARTER
REPORT 1994
Three Months Ended
March 31, 1994
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64141

To Our Shareholders:

Butler's first quarter 1994 results compare favorably with 1993, despite unusually severe winter weather this year in many parts of the country, and despite the absence of the sales and earnings contribution from the Walker Division that was sold in late 1993.

1994 sales of $117.1 million were up 6 percent. Sales of continuing businesses (excluding Walker's 1993 first quarter sales) were 16 percent higher. The net loss of $1.4 million, or $.29 per share, compared with a first quarter loss of $1.2 million, or $.27 per share, last year. The quarterly effect on Butler's profitability from the sale of Walker was $.06 per share for the first quarter, so after adjusting for that transaction, Butler's 1994 first quarter loss was somewhat lower than a year ago.

To some extent Butler's results for the latest quarter are reflective of an overall improvement in the U.S. economy generally and in the nonresidential construction market specifically. Corporate profitability, particularly in the industrial sector, is trending positively, and manufacturing capacity utilization, one of the relevant indicators for our markets, has risen above 83 percent. The F.W. Dodge Division of McGraw-Hill reports that for the first two months of 1994 the value of new contract awards for nonresidential buildings was up 10 percent compared to a year ago.

In the Building Systems Segment of Butler's business, our U.S. pre-engineered metal buildings division achieved a significant improvement in profitability on a strong increase in quarterly sales. In anticipation of continuing growth in metal building systems sales, we recently announced a multi-million dollar expansion of our plant in Annville, Pennsylvania. That additional production capacity will be operational during the third quarter of this year. Our European buildings subsidiary had a larger loss, primarily attributable to increased marketing expenses in France and Germany. The contribution from export sales was down for the first quarter because of delayed shipment dates and lower margins in the mix of sales. The seasonal loss of the Lester wood frame buildings business was comparable to a year ago, even though their shipments to customers were the most significantly affected by winter weather conditions.

The Construction Services Segment had earnings about equal to last year. Early this year they responded very aggressively to an immediate need by the Texas Department of Criminal Justice for prison dormitory buildings on twenty-four different sites. Butler's pre-engineered building systems and our construction subsidiary's ability to mobilize rapidly at multiple locations provide a unique construction capability that is valuable to a variety of clients.

Our Other Building Products Segment now consists of the Vistawall architectural products division and the Grain Systems Division. Vistawall achieved a remarkable turnaround in first quarter profitability on a 21 percent increase in sales.  Grain Systems' earnings, while lower than last year, were considerably ahead of their plan for 1994.
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                                                                      Exhibit 19


We are encouraged by the recent level of prospect activity and order entry rate. Backlog on March 31, 1994 was $203 million compared to $159 million a year ago. However at this time last year, Walker's backlog was $5 million. This means that backlog from existing business units was up 32 percent from the first quarter of 1993. Metal and wood building systems and construction services backlogs were particularly strong. We intend to continue our dual emphasis on sales growth and operational effectiveness to realize improved results for Butler shareholders.

                                                    Cordially yours,

                                                    /s/ Robert H. West

                                                    Robert H. West
                                                    Chairman and
                                                    Chief Executive Officer

                                                    April 15, 1994
                                                    Butler Manufacturing Company